UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

United Continental Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

910047109

(CUSIP Number)

Altimeter Capital Management, LP, One International Place, Suite 4610, Boston, MA 02110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28th, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910047109	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 910047109	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 910047109	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter General Partner, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 910047109	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Partners Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 910047109	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad Gerstner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- shares
	6.	SHARED VOTING POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
	7.	SOLE DISPOSITIVE POWER -0- shares
	8.	SHARED DISPOSITIVE POWER 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 910047109	13G	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer United Continental Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 233 South Wacker Drive, Chicago, IL 60606

Item 2.

(a)	Name of Person Filing
This joint statement on Schedule 13G is being filed by Altimeter Capital Management General Partner LLC (the “General Partner”), Altimeter Capital Management, LP (the “Investment Manager”), Altimeter General Partner, LLC (the “Fund General Partner”), Altimeter Partners Fund, L.P. (the “Fund”) and Brad Gerstner, who are collectively referred to as the “Reporting Persons.” Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.

(c)	Citizenship
Each of the Investment Manager and the Fund is a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

(d)	Title of Class of Securities Class A Common Stock

(e)	CUSIP Number 910047109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 910047109	13G	Page 8 of 10 Pages

Item 4.  Ownership.

As of May 28th, 2019 the Reporting Persons beneficially owned 11,629,283 shares of Class A Common Stock of the Issuer (“Class A Shares”), representing approximately 4.4% of such class of securities and the right to acquire 2,020,000 Class A Shares, representing approximately 0.8% of such class of security. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 11,629,283 Class A Shares representing approximately 4.4%% of such class of security and the right to acquire 2,020,000 Class A Shares, representing approximately 0.8% of such class of security; and (ii) each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), the Fund General Partner (as the general partner of the Fund) and Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner) beneficially owns 11,629,283 Class A Shares, representing approximately 4.4% of such class of security of security and the right to acquire 2,020,000 Class A Shares, representing approximately 0.8% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 264,271,125 Class A Shares outstanding as of March 31st, 2019.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:**

Altimeter Capital Management General Partner LLC – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Altimeter Capital Management, LP – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Altimeter General Partner, LLC – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Altimeter Partners Fund, L.P. – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Brad Gerstner – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

(b)

Percent of class:**

Altimeter Capital Management General Partner LLC – 5.2% total (4.4% shares and the right to acquire 0.8% additional shares)

Altimeter Capital Management, LP – 5.2% total (4.4% shares and the right to acquire 0.8% additional shares)

Altimeter General Partner, LLC – 5.2% total (4.4% shares and the right to acquire 0.8% additional shares)

Altimeter Partners Fund, L.P. – 5.2% total (4.4% shares and the right to acquire 0.8% additional shares)

Brad Gerstner – 5.2% total (4.4% shares and the right to acquire 0.8% additional shares)

(c)	Number of shares as to which the person has:**

(i)

Sole power to vote or to direct the vote

Altimeter Capital Management General Partner LLC -0-

Altimeter Capital Management, LP -0-

Altimeter General Partner, LLC -0-

Altimeter Partners Fund, L.P. -0-

Brad Gerstner -0-

(ii)

Shared power to vote or to direct the vote

Altimeter Capital Management General Partner LLC – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Altimeter Capital Management, LP – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Altimeter General Partner, LLC – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Altimeter Partners Fund, L.P. – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

Brad Gerstner – 13,649,283 total (11,629,283 shares and the right to acquire 2,020,000 additional shares)

CUSIP No. 910047109	13G	Page 9 of 10 Pages

** Shares reported herein for the General Partner, the Investment Manager and the Fund General Partner represent Class A Shares beneficially owned and held of record by the Fund for which the Investment Manager serves as the investment manager and the Fund General Partner serves as general partner. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent Class A Shares beneficially owned and held of record by the Fund. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 910047109	13G	Page 10 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7th, 2019

ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER CAPITAL MANAGEMENT, LP

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER GENERAL PARTNER, LLC

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

ALTIMETER PARTNERS FUND, L.P.

By: Altimeter General Partner, LLC

Its: General Partner

By: /s/ Hab Siam

Hab Siam, Chief Compliance Officer

BRAD GERSTNER

By:

Brad Gerstner, individually